UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-38206

TDH HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 2008,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao

Shandong Province, People’s Republic of China

Tel: +86-532-8615-5700

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by TDH Holdings, Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2019	2018
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,957,952	$893,020
Restricted cash	1,191,575	1,807,485
Accounts receivable	1,513,128	845,800
Accounts receivable - related party	325,072	435,513
Advances to suppliers	310,931	77,280
Inventories, net	2,980,397	3,019,804
Due from related parties	43,702	43,554
Prepayments and other current assets	398,437	680,606
Total current assets	8,721,194	7,803,062
NON-CURRENT ASSETS:
Property, plant and equipment, net	8,236,323	8,410,525
Land use rights, net	1,001,937	1,014,538
Long-term investments	201,022	201,281
Operating lease right-of-use assets(1)	5,202	-
Operating lease right-of-use assets - related parties(1)	371,434	-
Total non-current assets	9,815,918	9,626,344
Total assets	$18,537,112	$17,429,406

LIABILITIES AND DEFICIT
CURRENT LIABILITIES:
Accounts payable	$3,771,709	$6,220,375
Accounts payable - related parties	118,577	125,126
Notes payable	1,382,982	2,462,044
Advances from customers	690,185	160,828
Advances from customers - related party	149,037	-
Short term loans	7,972,463	8,263,038
Short term loans - related parties	5,780,427	1,061,360
Current portion of long-term loans - related party	68,252	68,673
Taxes payable	49,906	44,319
Due to related parties	28,717	45,146
Operating lease liabilities, current(1)	2,742	-
Operating lease liabilities - related parties, current(1)	128,077	-
Other current liabilities	604,969	692,669
Total current liabilities	20,748,043	19,143,578
NON-CURRENT LIABILITIES:
Deferred tax liabilities	5,506	4,929
Long term loans - related party, non-current	216,130	217,466
Operating lease liabilities, non-current	2,306	-
Operating lease liabilities - related party, non-current	306,084	-
Total liabilities	21,278,069	19,365,973

DEFICIT
Common stock ($0.001 par value; 200,000,000 shares authorized; 12,516,662 and 10,516,662 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively)	12,517	10,517
Additional paid-in capital	11,997,011	10,999,011
Statutory reserves	160,014	160,014
Accumulated deficit	(15,019,562)	(13,349,232)
Accumulated other comprehensive income	109,405	243,470
Total TDH Holdings, Inc. stockholders’ deficit	(2,740,615)	(1,936,220)
Noncontrolling interest	(342)	(347)
Total deficit	(2,740,957)	(1,936,567)
Total liabilities and deficit	$18,537,112	$17,429,406

(1)	On January 1, 2019, the Company adopted ASU 2016-02, “Leases (Topic 842)”, using the optional transition method where no adjustments are made to the comparative periods. Adoption of the standard resulted in the recognition of operating lease right-of-use assets and operating lease liabilities for lease contracts having terms beyond 12 months period on the consolidated balance sheet as of January 1, 2019.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For The Six Months Ended June 30, 2019	For The Six Months Ended June 30, 2018

Net revenues	$7,758,756	$11,034,840
Net revenues - related parties	282,510	517,038
Total revenues	8,041,266	11,551,878
Cost of revenues	7,074,142	12,007,697
Cost of revenues - related parties	276,540	435,449
Total cost of revenues	7,350,682	12,443,146
Gross profit	690,584	(891,268)
Operating expenses:
Selling expense	658,494	2,404,158
General and administrative expense	1,263,312	1,476,634
Research and development expense	9,981	920,745
Total operating expenses	1,931,787	4,801,537
Loss from operations	(1,241,203)	(5,692,805)
Interest expense	(507,355)	(46,142)
Government subsidies	121,906	21,676
Other income	10,034	9,944
Other expenses	(53,129)	(34,629)
Loss from equity method investment	(583)	-
Total other expenses	(429,127)	(49,151)
Loss before income taxes benefit	(1,670,330)	(5,741,956)
Income tax benefit	-	(913,052)
Net loss	(1,670,330)	(4,828,904)
Less: Net loss attributable to noncontrolling interest	-	(42)
Net loss attributable to TDH Holdings, Inc.	$(1,670,330)	$(4,828,862)

Comprehensive loss
Net loss	$(1,670,330)	$(4,828,904)
Other comprehensive loss
Foreign currency translation adjustment	(134,060)	(8,730)
Total comprehensive loss	(1,804,390)	(4,837,634)
Less: Comprehensive income (loss) attributable to noncontrolling interest	5	(209)
Comprehensive loss attributable to TDH Holdings, Inc.	$(1,804,395)	$(4,837,425)
	-
Loss per common share attributable to TDH Holdings, Inc.
Basic	$(0.14)	$(0.51)
Diluted	$(0.14)	$(0.51)
Weighted average common shares outstanding
Basic	12,174,121	9,423,750
Diluted	12,174,121	9,423,750

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the six months ended	For the six months ended
	June 30, 2019	June 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,670,330)	$(4,828,904)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization expense	258,896	189,571
Loss from equity method investment	583	-
Deferred income tax asset	-	(913,052)
Deferred income tax liability	576	-
Loss on disposal of property, plant and equipment	32,969	-
Non-cash lease expense	37,903	-
Changes in operating assets and liabilities:
Accounts receivable	(673,817)	436,165
Accounts receivable - related party	112,465	(101,665)
Inventories, net	42,696	1,152,362
Due to related parties	10,282	9,424
Advances to suppliers	(237,027)	247,602
Prepayments and other current assets	285,609	(640,101)
Accounts payable	(2,569,050)	1,740,043
Accounts payable - related parties	(6,827)	(16,146)
Interest payable	96,855	-
Notes payable	(1,095,977)	472,309
Taxes payable	5,584	(782)
Advances from customers	535,476	273,226
Advances from customer - related party	150,832	(7,685)
Other liabilities	(34,104)	(52,402)

NET CASH USED IN OPERATING ACTIVITIES	$(4,716,406)	$(2,040,035)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments to acquire property, plant and equipment	(28,751)	(59,603)
Proceeds from disposal of property, plant and equipment	1,327	-
Loans to related party	(7,370)	(236,388)
Repayment from related party	1,282	254,902
Payments for long-term investments	-	(235,605)

NET CASH USED IN INVESTING ACTIVITIES	$(33,512)	$(276,694)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares	1,000,000	-
Collection of stock subscription receivable	-	100,000
Proceeds from related parties	-	4,665
Repayments to related parties	-	(188,484)
Proceeds from short term loans	1,046,275	2,133,269
Repayments of short term loans	(1,350,304)	(314,139)
Proceeds from short term loans - related party	4,791,403	-
Repayments of short term loans - related parties	(190,070)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	$5,297,304	$1,735,311

Effects on changes in foreign exchange rate	(98,364)	(38,071)
Net change in cash, cash equivalents, and restricted cash	449,022	(619,489)
Cash, cash equivalents, and restricted cash - beginning of the period	2,700,505	3,643,777
Cash, cash equivalents, and restricted cash - end of the period	$3,149,527	$3,024,288

Supplemental cash flow information
Interest paid	$419,809	$46,142
Income taxes paid	$-	$-

Non-cash Investing and Financing Activities
Operating expenses paid by related party	$5,990	$58,650
Accrued interest added to short term loan - related party	$126,697	$-
Liabilities assumed in connection with purchase of property, plant and equipment	$87,421	$21,785
Receivables from related parties settled with payables to related parties	$26,976	$56,875

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$1,957,952	$1,486,464
Restricted cash	$1,191,575	$1,537,824
Total cash, cash equivalents, and restricted cash	$3,149,527	$3,024,288

Revenues

Historically, the Company has generated its revenues from product sales, mainly including sales for pet chews, dried pet snacks and wet canned pet foods in overseas markets, domestic markets and through its e-commerce platform. Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, and applicable local government levies. For the first half of 2019, total revenues decreased by $3.51 million, or 30.4%, to $8.04 million from $11.55 million as compared with the same period of the prior year. The decrease in total revenues was mainly due to these two facts: (1) decrease in sales orders due to our uncompetitive sales price; and (2) termination of our foreign E-commerce business due to the estimated gross loss. However, the Company’s domestic E-commerce platform continues its operations by selling through www.jd.com, www.tmall.com, and other similar online platforms.

	For the six months ended June 30,
	2019		2018		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Overseas	$6,278	78.1%	$7,576	65.6%	$(1,298)	-17.1%
Domestic	1,644	20.4%	1,725	14.9%	(81)	-4.7%
E-commerce	153	1.9%	2,293	19.9%	(2,140)	-93.3%
less: sales tax and additional surcharge	(34)	-0.4%	(43)	-0.4%	9	-20.9%
Total	$8,041	100.0%	$11,551	100.0%	$(3,510)	-30.4%

Overseas sales decreased by $1.30 million, or 17.1%, to $6.28 million for the first half of 2019 from $7.58 million for the same period of the prior year. Domestic sales decreased by $0.08 million, or 4.7%, to $1.64 million for the first half of 2019 from $1.73 million for the same period of the prior year. Sales from the E-commerce channel decreased by $2.14 million, or 93.3%, to $0.15 million for the first half of 2019 from $2.29 million for the same period of the prior year.

Cost of revenues

Cost of revenues consists primarily of raw materials, labor and factory overhead expenses necessary to manufacture finished goods. Cost of revenues decreased by $5.09 million, or 40.9%, to $7.35 million for the first half of 2019 from $12.44 million for the same period of the prior year. The decrease in cost of revenues was mainly due to the decrease of 30.4% in revenue, offset by the improved gross margin. As a percentage of revenues, cost of revenues was 91.4% for the first half of 2019, compared to 107.7% for the same period of the prior year.

Gross profit (loss) and gross profit (loss) margin

Gross profit was $0.69 million for the first half of 2019, compared to gross loss of $0.89 million for the same period of the prior year. Gross profit margin was 8.6% for the first half of 2019, compared to gross loss margin of 7.7% for the same period of the prior year. The improvement in gross margin was attributable to the improved productivity from our main production facilities and optimization of product formula.

Operating expense

Operating expense consists of selling expense, general and administrative expense and research and development expense.

Selling expense decreased by $1.75 million, or 72.6%, to $0.66 million for the first half of 2019 from $2.40 million for the same period of the prior year. The decrease in selling expense was mainly due to decrease in revenue and the termination of foreign E-commerce business; the Company continues its domestic E-commerce operations.

General and administrative expense decreased by $0.21 million, or 14.4%, to $1.26 million for the first half of 2019 from $1.48 million for the same period of the prior year. The decrease in general and administrative expense was mainly attributable to the decrease in payroll expense due to the reduction of administrative employee as the Company’s business scale declines.

Research and development expense decreased by $0.91 million, or 98.9%, to $0.01 million for the first half of 2019 from $0.92 million for the same period of the prior year. The Company suspended almost all of the research and development activities during the six months ended June 30, 2019.

As a result, total operating expenses decreased by $2.87 million, or 59.8%, to $1.93 million for the first half of 2019 from $4.80 million for the same period of the prior year.

Operating loss

Loss from operations was $1.24 million for the first half of 2019, compared to $5.69 million for the same period of the prior year. The decrease in loss from operations was the combined result of improvement in gross margin and decrease in operating expenses.

Net loss and loss per share

Net loss was $1.67 million, or loss per share of $0.14, for the first half of 2019, compared to net loss of $4.83 million, or loss per share of $0.51, for the same period of the prior year.

Financial Conditions

As of June 30, 2019, the Company had cash, cash equivalents and restricted cash of $3.15 million, compared to $2.70 million at December 31, 2018. Accounts receivable and inventories were $1.84 million and $2.98 million, respectively, as of June 30, 2019, compared to $1.28 million and $3.02 million, respectively, at the end of 2018. Total working capital deficit was $12.03 million as of June 30, 2019, compared to $11.34 million at the end of 2018.

Net cash used in operating activities was $4.72 million for the first half of 2019, compared to $2.04 million for the same period of the prior year. Net cash used in investing activities was $0.03 million for the first half of 2019, compared to $0.28 million for the same period of the prior year. Net cash provided by financing activities was $5.30 million for the first half of 2019, compared to $1.74 million for the same period of the prior year.

Recent Developments

Temporary Cessation of Production; Legal Proceedings

Notwithstanding operational improvement during the period from January to October of 2019, the Company determined to temporarily cease its production for the following reasons:

●	Substantial increase in the prices of major inputs and raw materials, particularly, chicken and duck meat. As the market prices for pork in China rose in 2019, so did prices for chicken and duck meat. For example, the price of chicken breasts has risen from less than RMB15 per kilogram in early 2019 to nearly RMB20 per kilogram now, or an increase more than 35%, while the average annual prices in 2017 and 2018 were only RMB10.7 and RMB12.4, respectively. Raw meat accounts for the largest proportion of product costs, which also makes the Company’s unit production costs to continue to increase, causing the gross profit margins to decline. Due to the more competitive market environment, the Company is unable to pass such price changes onto its customers promptly and completely. It is expected that if the Company continues to receive orders and sales based on existing market conditions, its monthly loss will exceed RMB3 million (or USD0.43 million). As market conditions change and evolve, the Company will consider resuming its currently ceased production operations. In the meantime, the Company continues to take orders and as such orders are taken, they will be outsourced for production to third-party manufacturers the Company had previously utilized.

●	Lack of operational efficiency at the Company’s production facilities. While the Company did achieve a certain degree of increase in profitability and production efficiency through a series of adjustments in the first half of 2019, it still lags far behind its competitors. The personnel costs are high, which makes the fixed cost allocation larger and lowers the gross profit margin of the Company’s production.

●	Outstanding indebtedness. Currently, a number of the outstanding loans have to be renewed at maturity, including short-term loans of RMB20 million related to the purchase of Lingang facility. The Company’s various production operations and capital expenditures can be implemented only if these loans are renewed. Currently, however, some lenders are not willing to renew their loan arrangements with the Company, which also raised significant concerns about the Company’s ability to maintain and continue its operations.

Following the foregoing measures, the Company has been involving the following matters:

●	Legal claims by vendors and lenders. During the months of November to December, 2019, the Company has been a subject of 44 lawsuits by its raw material supplies, printing and packaging supplies, transportation companies and other vendors. The claims raised in these lawsuits pertain to the Company’s non-payment of various invoices for supplier and vendor services rendered, with interest and costs. As of date hereof, (i) None of the proceedings have been completed, and (ii) 44 proceedings against the Company remain ongoing alleging an aggregate amount of approximately RMB11.3 million (USD1.61 million) in damages. In addition, on December 2, 2019, Qingdao Lingang Real Estate Co., Ltd., instituted a civil claim against Qingdao Tiandihui Foodstuffs Co., Ltd., Rongfeng Cui, and Yanjuan Wang. The plaintiff alleges that it executed a one-year loan agreement with the Company in the amount of RMB20.55 million (USD2.94 million) for the Company’s working capital and general corporate purposes. Rongfeng Cui and his wife, Yanjuan Wang, co-signed for this loan as personal guarantors subject to joint and several liability in connection with the loan. The plaintiff claims non-payment of the principal of the loan and a partial payment of the interest thereon. The plaintiff demands the Company to (i) repay the aggregate amount of RMB20.55 million (USD2.94 million), including interest, (ii) assume and pay the interest at the rate of 2% per month for the period from the date of November 1, 2019 to the date of full discharge of the debt, and (iii) compensate the plaintiff’s legal fees of RMB120,000 (USD17,143). The plaintiff also demands Rongfeng Cui and Yanjuan Wang to assume joint and several liability for the Company’s debt. During the pendency of these legal proceedings, the Company’s bank accounts are frozen pending resolution of such legal matters. The Company has engaged local counsel and is currently litigating, mediating and/or settling various claims.

●	Labor arbitration claims by former employees. Given the significant change in the market conditions, the Company estimates that its headcount will reduce to approximately 50 full-time employees through the end of this adjustment period. As a result of the layoffs, certain of the Company’s former employees commenced arbitration proceedings against the Company under applicable labor rules and standards, claiming, among others, lost wages, severance payments and/or social security obligations. The Company estimates that all such claims range from RMB1.5 million to RMB3.2 million (USD0.22 million- USD0.46 million). The Company is currently arbitrating these claims.

●	The Company’s Board of Directors is continuously assessing the market and operational situation to determine what additional changes, if any, need to be made. It is also considering intra- or cross-industry merger opportunities. If the Company is unable to find a suitable merger or acquisition candidate or resume its operations in the foreseeable future, its business and operations could be further materially negatively affected; the Company may face complete cessation of its operations which, in turn, may result in additional legal claims, regulatory and enforcement actions against the Company in the PRC and/or in the US. In light of the foregoing, the Company’s Board is currently considering various possibilities open to the Company, including, without limitation, filing for and seeking protection under bankruptcy laws, rules and regulations of the PRC.

Nasdaq Compliance Confirmation and a Panel Monitor

●	On October 29, 2019, the Company received Nasdaq confirmation of the Company’s regaining technical compliance with the minimum stockholders’ equity rule and with other applicable requirements as set forth in the Panel’s decision following an oral hearing in August 2019. In connection with this confirmation, the Nasdaq Panel imposes a Panel Monitor under Listing Rule 5815(d)(4)(A) until October 30, 2020 for the purposes of monitoring the Company’s continued compliance with the stockholders’ equity requirement. If and to the extent the Company’s stockholders’ equity falls below $2.5 million and the Company does not qualify for listing under an alternative to the stockholders’ equity rule, the Panel (or a newly convened Panel if the initial Panel is unavailable) will promptly conduct a hearing with respect to this deficiency, and the Company’s securities may be immediately delisted from Nasdaq. During the monitoring period, the Company will be obligated to notify the Panel, in writing, in the event its stockholders’ equity falls below $2.5 million for any reason, and in the event the Company falls out of compliance with any other applicable listing requirement. In the event that the Company fails to comply with any other requirement for continued listing during the monitoring period, the Company will be provided written notice of the deficiency and an opportunity to present a definitive plan to regain compliance to the Panel. The Panel will thereafter render a determination with respect to the Company’s continued listing on Nasdaq. Notwithstanding Listing Rule 5810(c), the Company will not be permitted to provide the Listing Qualifications Department a plan of compliance with respect to any deficiency that arises during the monitor period, and the Listing Qualifications Department will not be permitted to grant additional time for the Company to regain compliance with respect to any deficiency. If the Company is delisted from Nasdaq, its common shares may be traded over-the-counter on the OTC Bulletin Board or in the “pink sheets” if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company’s common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 27, 2019

TDH Holdings, Inc.

By:	/s/ Dandan Liu
Name:	Dandan Liu
Title:	Chief Executive Officer